EXHIBIT 12.1

EARLE M. JORGENSEN COMPANY, INC.

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,
	2003	2004	2005
Income before income taxes	$(31,371)	$(20,435)	$58,941
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	83,345	90,147	75,800
Rentals (one-third of all rent and related costs charged to income)	7,219	7,434	7,103

Total fixed charges	90,564	97,581	82,903

Amortization of capitalized interest	13	39	47
Less capitalized interest	(464)	(61)	—

Earnings before income taxes and fixed charges	$58,742	$77,124	$141,891

Ratio of earnings to fixed charges	0.65	0.79	1.71
Amount by which earnings are inadequate to cover fixed charges	$(31,822)	$(20,457)	$—